SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

13 February 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 13 February 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date:  9 February 2006

1. Name of applicant:

Protherics PLC

2. Name of scheme

Block Listing in respect of 6% Convertible
Unsecured Loan Notes ("Loan Notes")

3. Period of return:

From   8 August 2005        To       8 February 2006

4. Balance under scheme from previous return:

14,229,820 Ordinary Shares (Loan Notes to the value of £3,557,455)

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

6. Number of securities issued/allotted under scheme during period:

3,309,656 Ordinary Shares (Loan Notes to the value of £827,414)

7. Balance under scheme not yet issued / allotted at end of period

10,920,164 Ordinary Shares (Loan Notes to the value of £2,730,041)

8. Number and class of securities originally listed and the date of admission

17,092,476 Ordinary Shares (Loan Notes to the value of £4,273,119)

9. Total number of securities in issue at the end of the period

258,919,536 Ordinary Shares

Name of contact
Julie Vickers, Group Company Secretary

Address of contact
Protherics PLC, The Heath Business and
Technical Park, Runcorn, Cheshire CW7 4QX

Telephone number of contact
01928 518010

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Protherics PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.